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METALINK LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Joseph Winston and Daniel Magen, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares of Metalink Ltd. (the "Company" or "Metalink"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 28, 2021 at 3:00 p.m. at the offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, Tel Aviv, Israel (or a virtual meeting in lieu thereof) and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED.  IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR ALL PROPOSALS. THE PROXIES ARE AUTHORIZED IN THEIR DISCRETION TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE ANNUAL MEETING, OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF.

(Continued and to be signed on the reverse side)

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS
OF
METALINK LTD.

December 28, 2021

➢Please sign, date and mail your proxy card in the envelope provided as soon as possible.

➢Please detach along perforated line and mail in the envelope provided.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES FOR DIRECTORS IN ITEMS 1, 2 AND 3 AND FOR PROPOSAL 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X].

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1.To elect four directors.

[  ]FOR ALL NOMINEES

[  ]AGAINST ALL NOMINEES

[  ]FOR ALL EXCEPT (See instructions below)

NOMINEES:

(  )Joseph Winston

(  )Daniel Magen

(  )Roy Kol

(  )Ron Mekler

INSTRUCTION: To vote against any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to object, as shown here: (X)

2.To elect Mr. Avi Mann as an external director for a period of three years.

☐ FOR	☐ AGAINST	☐ ABSTAIN

2A.Please confirm that you are NOT the controlling shareholder or have a “personal interest” in Proposal 2 by checking the “FOR” box. If you cannot confirm that you are not the controlling shareholder or have a personal interest in Proposal 2, check the “AGAINST” box. Please note that you may choose to abstain from confirming whether you are the controlling shareholder or have a personal interest by checking the “ABSTAIN” box, in which case your shares will not be voted on Proposal 2. As described under the heading “Required Vote” in Item 2 of the Proxy Statement, “personal interest” generally means that you have a personal interest in the matter which is not solely as result of your shareholdings in Metalink or your relationship with the controlling shareholder of Metalink. See also Important Instruction below.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.To elect Ms. Mor Kaniel as an external director for a period of three years.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3A.Please confirm that you are NOT the controlling shareholder or have a “personal interest” in Proposal 3 by checking the “FOR” box. If you cannot confirm that you are not the controlling shareholder or have a personal interest in Proposal 3, check the “AGAINST” box. Please note that you may choose to abstain from confirming whether you are the controlling shareholder or have a personal interest by checking the “ABSTAIN” box, in which case your shares will not be voted on Proposal 3. As described under the heading “Required Vote” in Item 3 of the Proxy Statement, “personal interest” generally means that you have a personal interest in the matter which is not solely as result of your shareholdings in Metalink or your relationship with the controlling shareholder of Metalink. See also Important Instruction below.

☐ FOR	☐ AGAINST	☐ ABSTAIN

4.To ratify the appointment of Barzily & Co. as  independent auditors.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT INSTRUCTION (PERSONAL INTEREST):   If you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact Metalink's CEO at telephone number: +972-72-211-7400; fax number: +972-9-8877326; or email office@topac.co.il or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company's CEO on your behalf.

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To change the address on your account, please check the box at right and indicate your new address in the address space above.  Please note that changes to the registered name(s) on the account may not be submitted via this method.  [  ]

Signature of Shareholder  __________________________         Date _____________, 2021

Note:  Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.